	Lundin Mining Corporation	Lundin Mining AB
	Vancouver office	Stockholm office
	Suite 2101	Hovslagargatan 5
Lundin Mining Corporation	885 West Georgia Street	111 48 Stockholm
	Vancouver B.C. V6C 3E8	Sweden
	Canada	Tel. +46-8-545 074 70
	Tel. +1 604 689 7842	www.lundinmining.com

Interim Report
Six Months Ended June 30, 2006 and 2005
August 10, 2006
(Amounts in United States Dollars unless otherwise stated)

Financial Summary

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
Millions of US$, except per share data	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Sales	112.9	43.5	204.7	79.6
EBITDA (i)	68.9	16.5	119.1	31.4
Net income	37.2	3.2	58.6	6.1
Basic earnings per share	0.91	0.08	1.44	0.17

Diluted earnings per share	0.90	0.08	1.43	0.17
Cash provided by operating
activities	54.4	16.8	77.1	24.3

(i) Non GAAP measure

CEO Comments

Lundin Mining President and CEO, Karl-Axel Waplan said: "The period has been marked by high activity in all of our business units. Not only have we been successful in our exploration drilling in Ireland and Sweden, we have also increased our interests in other regions. Our expansion into Russia, through the major zinc-lead -silver deposit Ozernoe, is a significant step for Lundin Mining towards becoming a leading base metal producer and we have high expectations for this project. We have also acquired an exploration permit for the Spanish Toral zinc-lead-silver deposit, which we believe to be very promising.

Our work, together with continued strong market fundamentals for base metals, provides for a positive outlook for Lundin Mining."

Highlights

  A letter of intent to acquire a 49% interest in the Ozernoe project has been signed. The Ozernoe project is a large zinc, lead and silver deposit located in the Republic of Buryatia in the Russian Federation. Lundin Mining's consideration for its interest will be $125 million.

  Lundin Mining has acquired the Toral zinc-lead-silver property in northwestern Spain. The government authority chose Lundin Mining's three-year work proposal as the winning bid for this advanced exploration project.

  Exploration drilling discovered significant new mineralization at Galmoy in Ireland.

  New resource estimate for the Norrliden deposit has been prepared and exploration drilling is underway.

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Selected Financial Information
Thousands of USD
	Three months	Three months	Six months	Six months	Year
	ended	ended	ended	ended	ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	Dec 31, 2005
Sales	$112,918	43,537	204,716	79,570	192,073
Cost of sales	$(38,504)	(22,875)	(74,342)	(39,709)	(98,710)
Exploration and project investigation	$(2,083)	(1,565)	(3,652)	(3,166)	(7,146)
Administration and other income (expenses)	$(3,480)	(2,632)	(7,608)	(5,275)	(10,864)
EBITDA (i)	$68,851	16,465	119,114	31,420	75,353

Depreciation of fixed assets	$(4,473)	(4,896)	(9,401)	(8,801)	(20,267)
Amortization of mining rights	$(8,753)	(8,413)	(17,862)	(13,554)	(31,732)
EBIT (i)	$55,625	3,156	91,851	9,065	23,354

Loss on copper and lead contracts (ii)	$(3,924)	-	(9,901)	-	(2,095)
Net interest and other financial items	$(551)	1,235	(1,325)	1,430	22,806
EBT (i)	$51,150	4,391	80,625	10,495	44,065

Tax and non-controlling interest	$(13,989)	(1,221)	(22,003)	(4,390)	(14,102)
Net income for the period	$37,161	3,170	58,622	6,105	29,963

Operating Cash Flow	$54,415	16,758	77,119	24,306	66,665
Capital Expenditures	$(8,283)	(2,632)	(13,159)	(5,060)	(17,957)

(i) Non GAAP measures
(ii) Includes realized and unrealized result on metal hedges

Key Financial Data
	Three months	Three months	Six months	Six months	Year
	ended	ended	ended	ended	ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	Dec 31, 2005

Shareholders´equity/share, USD*	$7.78	5.51	7.78	5.51	6.01
Basic earnings/share, USD	$0.91	0.08	1.44	0.17	0.78
Diluted earnings/share, USD	$0.90	0.08	1.43	0.17	0.78
Dividends	Nil	Nil	Nil	Nil	Nil

Basic weighted average number of shares outstanding	40,740,712	38,991,799	40,717,272	36,352,245	38,416,486
Diluted weighted average number of shares outstanding	41,160,672	39,210,820	41,094,334	36,562,270	38,658,521

Number of shares outstanding at period end	40,761,331	40,425,831	40,761,331	40,425,831	40,693,831

* Shareholders´equity/share is defined as shareholders´equity divided by total number of shares outstanding at period end.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Amounts in United States Dollars unless otherwise indicated)

Six months ended June 30, 2006

This Management's discussion and analysis of the financial condition and results of the operations, analyzes the three and six months ended June 30, 2006 and is dated August 10, 2006.

Recent Events

Letter of intent to acquire a 49% interest in the Ozernoe zinc, lead and silver project signed

Lundin Mining Corporation ("Lundin Mining" or the "Company") has announced that its wholly-owned subsidiary, Lundin Mining AB, has entered into a letter of intent with IFC Metropol ("Metropol"), a Russian financial institution with interests in both financial and industrial spheres, through Metropol's wholly owned subsidiary, East Siberian Metals, to acquire a 49% interest in the Ozernoe project, a zinc, lead and silver deposit located in the Republic of Buryatia in the Russian Federation. Lundin Mining's consideration for its 49% interest will be $125 million.

A preliminary assessment of the project contemplates development as a conventional open pit mining operation. Indicated resources are estimated at 157 million tonnes grading 5.2% zinc and 1.0% lead. The Ozernoe project is ranked as the sixth largest zinc project in the world in terms of in-situ value according to Brook Hunt, an independent mining and metal industry consultant.

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The letter of intent also stipulates that Lundin Mining has the right of first refusal (valid for 9 months starting from May, 2006) with respect to the Kholodninskoye zinc project, which is currently controlled by Metropol. Kholodninskoye is a zinc-lead-silver project located in the same region as the Ozernoe project. A project definition study is underway. Kholodninskoye is ranked number three in the world in terms of in-situ value according to Brook Hunt.

Lundin Mining and Metropol have also entered into an exclusivity agreement which is ending on September 15, 2006. The exclusivity agreement prohibits Metropol from entering into any discussion with any other persons than Lundin Mining regarding any transaction that would be an alternative to the proposed transaction. Lundin Mining agreed to pay $2 million as consideration for the exclusivity agreement. This amount will be deducted against the cash payment upon closing of the transaction.

The Ozernoe project is located 250 km northeast of Ulan Ude, the capital of the Republic of Buryatia, in an area known for containing mineral resources. The property contains zinc and lead mineralization in near -surface, layered sulphide lenses, with large amounts of pyrite and significant silver content. This major deposit is well known and was extensively explored during the 1970's and 1980's by means of 93,218 metres of surface drilling in 572 holes, 4,118 metres of underground drilling in 33 holes, 4,406 metres of underground exploration drifts, crosscuts and raises, and several kilometres of surface trenching. No production has taken place.

Upon completion of the transaction, a new joint venture company will be formed in which Lundin Mining will hold a 49% interest and Metropol will have a 51% interest. Activities of the joint venture company will be the subject of a shareholders agreement. The total consideration to be paid by Lundin Mining for its interest in the Ozernoe project will be $125 million. Of this amount $110 million will be paid upon closing of which $10 million will be directed to the new joint venture company and used towards the completion of a bankable feasibility study on the Ozernoe project. The remaining $15 million will be paid when the project goes into commercial production. The acquisition is subject to the conclusion of final agreements, due diligence and all requisite regulatory approvals.

Pursuant to the letter of intent, Lundin Mining will be the manager/operator with respect to mining operations, including project development, construction and operation of the mine once completed, and will be responsible for arranging project financing in an amount equal to 60% of the cost required to put the Ozernoe project into commercial production. A preliminary capital expenditure of $400 million has been estimated. Metropol will carry out certain activities prior to the closing of the acquisition including planning for road works and camp construction.

For further information regarding the indicated mineral resources, see the news release issued by the Company on June 29, 2006. For further information about current activities of the Ozernoe project, see page 10 of this report.

Acquisition of the Toral Project, a Spanish zinc, lead and silver property

Lundin Mining AB has been granted an exclusive three-year Investigation Permit for the Toral Project by the Territorial Service of Industry, Commerce and Tourism of the Autonomous Community of Castile and León. The 2,850 ha 100% Lundin Mining property is located 400 km northwest of Madrid, near to the regional city of Ponferrada. This advanced exploration project has a significant historic zinc-lead-silver resource and was acquired through a public bidding process for a land holding cost of €2,100 for the first three years. The government authority chose Lundin Mining's three-year work proposal as the winning bid.

The property covers over 6 km of strike length of the Lower Cambrian Vegadeo Limestone formation which is regionally mineralized along more than 40 km of its extent, and includes hosting the Rubiales zinc-lead -silver deposit, located about 30 km northwest of Toral. Rubiales contained an 18.6 million tonne mineral resource grading 7.3 % zinc, 1.3 % lead and 13 grams/tones ("g/t") silver and was mined by Cominco from 1976 to 1991. Sulphide mineralization at Toral closely resembles the mineralization at Rubiales but Toral contains significantly more silver. The Toral property is accessed by excellent infrastructure, including a regional highway, high -voltage power line and a railway line which links to the Asturianas zinc-lead smelter via the city of León. Mining has traditionally been a significant part of the economy of this region which is strongly supporting the re-entry of new exploration and mining projects.

The Toral project area was investigated by Peñarroya-España, a Spanish mining company, from 1975 to 1985; this work included constructing an underground ramp on an adjacent property that contains a small lead deposit. Over 42,000 metres of previous diamond drilling in 64 drill holes, including 41 wedged holes, was completed at Toral. These holes delineated a narrow (average 3.7 metres wide) but continuous, sub-vertical, tabular zone of coarse-grained zinc-lead-silver sulphide mineralization with an 1,100 metres strike length and a vertical height exceeding 400 metres. Based on the previous drilling, the historical estimate of the Santa Barbara deposit at Toral was estimated at 4.7 million tonnes grading 9.8 % zinc, 7.6 % lead and 51 g/t silver. This historical estimate was calculated by Peñarroya-España.

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The original Peñarroya-España drill core has been located, including the remaining halved sulphide intercepts. Relogging and reassaying of this core has commenced which will eliminate the need for a costly twin-hole verification drill programme. Plans are being made for an in-fill drilling programme to allow a new resource estimation that will be compliant with NI43-101 requirements. In addition, it is planned to drill an initially limited number of exploration holes to test the downdip potential immediately beneath the historic resource. If results of this initial drill programme are as favourable as anticipated, an extensive and aggressive ore delineation and definition drill programme will follow with the objective of quickly outlining sufficient resources required for a bankable feasibility study.

Certain exploration and mine development expenditures are eligible for economic development grants and interest free loans.

For further information regarding the Toral Property, see the news release issued by the Company on June 19, 2006 .

Successful exploration drilling results at the Galmoy Mine in Ireland

Lundin Mining has announced that its wholly owned subsidiary, Lundin Mining Exploration Limited, has discovered significant new mineralization at its Galmoy project in Ireland.

As part of an on-going 20,000 metre exploration drill program planned for 2006 in and near to the Company's Galmoy mine in Ireland, the following results are reported:

K Southwest Zone

A high grade extension of the K Orebody (the "K Southwest Zone"), which was discovered in mid-2005, (see August 11, 2005 news release), has been drill-delineated at 25 metre spacing. By the end of 2005 the zone had been outlined as being approximately 150 metres long by 40 metres wide, with a measured resource of 187,000 tonnes grading 15.7% zinc, 3.8% lead and 39 g/t silver. As it is an extension of an existing orebody, the northern end of the zone has already been developed and mining from it is currently taking place. As of December 31, 2005, 86,000 tonnes at 16.3% zinc and 4.9% lead had been mined, and a proven reserve of 94,000 tonnes at 11.9% zinc, 3.1% lead and 29 g/t silver remained. Mine exploration drilling in 2006 has extended the zone an additional 100 metres to the south.

CW Southeast Zone

Also in the vicinity of the mine, a new zone of zinc-lead-silver mineralization, named the CW Southeast Zone, has been discovered. This new zone is currently defined by seven vertical drill hole intercepts covering an approximate 100 x 50 metre area and is as close as 100 metres from existing underground mine workings. At this early stage of delineation drilling, it is unclear what impact, if any, this new zone of mineralization will have on the mine's present and future mineral reserves and resources.

Rapla South Prospect

Exploration drilling has also discovered significant new mineralization located approximately 6 km northeast of the Galmoy Mine and over 500 metres southwest of the known Rapla prospect. The discovery hole was collared 200 metres west of the nearest previously drilled hole and was the first of six vertical drill holes planned for 2006 in this area. Semi-massive to massive sulphide mineralization was intersected over 3.62 metres (considered true thickness; from 545.08 metres depth) grading 9.79% zinc, 1.99% lead and 4.52 g/t silver, including 1.92 metres grading 15.71% zinc, 3.64% lead and 4.56 g/t silver.

For further information regarding the exploration drilling at Galmoy, see the news release issued by the Company on April 10, 2006 and page 12 of this report.

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Norrliden new resource estimate and ongoing exploration drilling

The Norrliden property is jointly owned by Lundin Mining (90%) and International Gold Exploration (10%). The Norrliden polymetallic volcanogenic massive sulphide ("VMS") deposit is hosted by the same Skellefte Group volcanic rocks that host the Boliden, Kristineberg, Renström, Petiknäs and Storliden VMS deposits. Over 20 polymetallic VMS deposits have been mined in the Skellefte district of northern Sweden since the 1930's. The Norrliden deposit was previously explored and drilled by the Swedish Geological Survey ("SGU") followed by North Atlantic Natural Resources ("NAN"); NAN is owned by Lundin Mining. No mining activity has taken place at this deposit.

The Norrliden deposit is located 40 km east of Lundin Mining's high-grade Storliden copper-zinc mine.

The resource estimate at Norrliden has been reconciled to CIM category standards and is estimated as follows:

	Tonnes	Zinc (%)	Lead (%)	Copper (%)	Gold (g/t)	Silver (g/t)
Indicated	568,000	4.9	0.4	0.8	0.9	59.7
Inferred	948,000	4.0	0.4	0.8	0.7	59.1

Notes: Based on block cut-off of USD 15/t and a minimum 3 metre minimum mining width.

An exploration program has commenced on the property and will target the open down -dip extension of the known massive sulphide resource to a depth of about 500 vertical metres from surface with two phases of drilling. Down-hole transient electromagnetics ("TEM") geophysical surveying will be carried out prior to the second phase of target testing. The objective of this advanced exploration program is to identify additional tonnage of higher grade massive sulphide mineralization to increase the known resource base prior to a mine feasibility study.

For further information regarding the resource estimates of Norrliden, see the news release issued by the Company on June 21, 2006.

Summary of operations - Metal production*

	Three months ended		Three months ended	Six months ended	Six months ended	Year ended
		June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005	December 31, 2005

Zinc (tonnes)	Zinkgruvan	22,828	19,916	40,785	38,227	69,981
	Storliden	5,678	7,894	13,876	18,258	32,024
	Galmoy	12,615	20,231	29,832	35,634	74,321
	Total	41,121	48,041	84,493	92,119	176,326

Copper (tonnes)	Storliden	2,200	2,372	5,453	5,571	10,839

Lead (tonnes)	Zinkgruvan	8,031	9,996	15,824	21,469	36,674
	Galmoy	2,640	3,524	7,081	9,196	17,284
	Total	10,671	13,520	22,905	30,665	53,958

Silver (ounces)	Zinkgruvan	439,223	490,657	852,756	996,486	1,866,061
	Galmoy	33,741	33,435	86,548	121,636	203,292
	Total	472,964	524,092	939,304	1,118,122	2,069,353

*100% of the production at Galmoy is included for 2005. This does not, however, represent
Lundin Mining's actual ownership during this period. ARCON (owner of Galmoy) was acquired in April 2005.

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Selected quarterly information

Three months ended	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04
						(iii)	(iii)	(iii)
Sales ($'000)	112,918	91,798	63,820	48,683	43,537	36,033	22,465	16,444
Net income ($'000) (i)	37,161	21,461	14,221	9,637	3,170	2,935	2,090	2,738
Net income	0.91	0.53	0.35	0.24	0.08	0.09	0.07	0.09
per share, basic ($) (i) (ii)
Net income per share, diluted ($) (i) (ii)	0.90	0.52	0.35	0.24	0.08	0.09	0.07	0.09

(i)    The Company has restated its unaudited interim consolidated financial statements for 2004 to allow for the retroactive effect of its change in accounting policy for exploration expenses.

(ii)   The income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

(iii)   Restated for the change in the reporting currency of the Company.

Results of operations

Sales

The increase in total sales for the second quarter of 2006 compared to the second quarter of 2005 is due to higher production volumes as a result of the acquisitions of ARCON International Resources Plc ("ARCON") in the second quarter of 2005 and significantly higher metal prices during the second quarter 2006. The increased sales in the second quarter 2006 compared to the first quarter 200 6 are due to higher prices of copper and zinc during the second quarter.

Selling, General and Administrative Costs

The costs have increased slightly during the second quarter 2006 compared to the second quarter 2005 and the first quarter 2006 and are due to increased business activities at the corporate office in Stockholm, Sweden.

General Exploration and project investigation

Exploration costs have increased by approximately $500,000 compared to the second quarter 2005 and the first quarter of 2006. The drilling activities in the exploration areas controlled by the Company were increased during the second quarter.

Net income

The increase in net income for the second quarter of 2006 compared to the second quarter of 2005 is due to higher production volumes as a result of the acquisition ARCON in the second quarter of 2005 and significantly higher metal prices during the second quarter of 2006.

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Zinkgruvan Mine
	Three month ended		Six month ended		Year ended
	June 30,	June 30,	June 30,	June 30,	December 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2006	2005	2005
Ore milled (tonnes)	203,702	197,919	373,467	423,887	803,883
Grades per tonne
Zinc (%)	11.9	10.5	11.6	9.6	9.4
Lead (%)	4.5	5.4	4.8	5.6	5.1
Silver (g/t)	92	96	97	95	95
Recoveries
Zinc (%)	94	94	94	93	93
Lead (%)	87	91	88	90	89
Silver (%)	73	78	73	76	76
Production
Zinc (tonnes)	22,828	19,916	40,785	38,227	69,981
Lead (tonnes)	8,031	9,996	15,824	21,469	36,674
Silver (oz)	439,223	490,657	852,756	996,486	1,866,061
Sales, TUSD	$61,153	$20,834	$99,783	$40,643	$85,683
Zinc Cash Production Cost, (US$/pound)*	0.59	0.23	0.49	0.24	0.27
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Production

The ore milled during the second quarter of 2006 was higher compared to the first quarter of 2006 and the corresponding period 2005. The temporary rock mechanical issues in the mine during the first quarter of 2006 were resolved during the first quarter and had no negative impact on the production during the second quarter this year.

Zinc grades and recoveries during the second quarter this year have continued to be high. Total zinc production for the first six months 2006 was approximately 2,500 tonnes higher compared to the same period last year. However, total lead production for the first half year was 5,600 tonnes lower than the same period 2005, which is due to lower grades in combination with lower mill throughput.

The cash production cost during the quarter has increased by 22 cents per pound of zinc compared to the first quarter 2006 and 36 cents compared to the second quarter of 2005. The increase of the cash cost is mainly due to increased smelter price participation charges, which are due to increased market prices of zinc. The charges paid to the smelters are partly dependent on the market price of zinc. Also contributing to the increased cash production cost is the fact that a smaller portion of the company's revenue came from lead, which has reduced by-product credits. Sales have increased by 59% during the second quarter compared to the first quarter of 2006 and by 194% compared to the second quarter of 2005.

The financial result of Zinkgruvan reached record levels during the second quarter of 2006. The main reasons for the result are the high metal prices in combination with relatively high metal production. The production during the third quarter will to some extent be effected by the Swedish summer holiday period in July and August and a one week planned maintenance stop in the mine and the mill in July.

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Storliden Mine
	Three months ended		Six	months ended	Year ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,
(100 PERCENT OF PRODUCTION)	200 6	200 5	200 6	2005	2005

Ore milled (tonnes)	63,697	81,163	161,808	172,823	319,411
Grades per tonne
Copper (%)	3.9	3.2	3.8	3.5	3.7
Zinc (%)	9.8	10.5	9.4	11.4	10.9
Recoveries
Copper (%)	92	91	92	91	92
Zinc (%)	92	93	91	93	93
Production
Copper (tonnes)	2,200	2,372	5,453	5,571	10,839
Zinc (tonnes)	5,678	7,894	13,876	18,258	32,024

Sales, TUSD	$32,038	$12,277	$58,030	$28,385	$58,959
Zinc Cash Production Cost
(US$/pound)*	<0	0.09	<0	0.09	<0
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

As of December 31, 2004 Lundin Mining held 74% of the shares of NAN, which is the owner of the Storliden Mine. During the first quarter of 2005 the Company acquired an additional 24% of the shares of NAN and initiated corporate procedures for the compulsory purchase of the remaining shares in NAN. As of June 30, 2006 Lundin Mining controlled 100% of the shares of NAN.

Production

The milled production of ore was lower during the second quarter of 2006 compared to the second quarter of 2005 and the first quarter of 2006. However, the ore hoisted from the mine was above plan for the first six months of 2006 and the lower volumes of ore milled is due to a temporary build up of ore inventory at the Boliden mill. However, this temporary build up of ore inventory at the Boliden mill had no impact on the sales for NAN as NAN considers the ore sold to Boliden when the ore is loaded on the trucks at the mine site for transport to the mill.

Zinc grades during the quarter were higher than the first quarter of 2006 but lower than the second quarter of 2005 . The zinc grades in the mine are dependent on the mining sequence. Total zinc production from the mill, during the quarter, was lower compared to the first quarter of 2006 and the corresponding quarter of 2005 as a result of the build up of inventory at the Boliden mill. The copper grades were higher compared to the first quarter 2006 and the second quarter of 2005 but the lower volumes of ore milled resulted in lower copper production.

The sales and the financial results of the mine met expectations for the quarter and were above the results of all previous quarters due to higher metal prices, stable production from the mine and continued good grades of copper and zinc. The production during the third quarter will to some extent be effected by the Swedish summer holiday period in July and August.

The zinc cash costs for Storliden during the second quarter of 2006 continued to be less than zero due to the high production of copper. The income from copper was higher than the production costs and the related smelting charges.

The Storliden ore production for 2006 is expected to reach a level above the 2005 production of 319,411 tonnes.

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Galmoy Mine
	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	200 5	2006	2005	2005

Ore milled (tonnes)	145,828	171,633	301,881	325,358	644,058
Grades per tonne
Zinc (%)	10.8	13.8	12.0	13.2	13.7
Lead (%)	2.9	3.1	3.6	4.3	4.0
Recoveries
Zinc (%)	80	85	82	83	84
Lead (%)	62	66	65	66	68
Production
Zinc (tonnes)	12,615	20,231	29,832	35,634	74,321
Lead (tonnes)	2,640	3,524	7,081	9,196	17,284
Sales, TUSD	$20,875	$16,826	$48,619	$29,891	$68,289
Zinc Cash Production Cost
(US$/pound)*	0.97	0.42	0.77	0.45	0.46
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

Lundin Mining and ARCON, the previous owner of the Galmoy mine, completed a merger during the second quarter of 2005. ARCON has been consolidated in the financial statements of Lundin Mining since May 1, 2005.

In order to provide comparable data, production figures and sales are presented at the mine level for all periods, including those that ended prior to the date the Company acquired the mine.

Production

Ore production during the second quarter of 2006 was 26,000 tonnes lower than during the second quarter of 2005 and 10,000 tonnes lower than the first quarter of 2006. Mine production during the second quarter of this year was negatively impacted by a blasting accident on April 15. The blasting accident occurred when a class 1 detonator exploded prematurely. One employee at Galmoy was injured. Class 1 detonators are approved for use in Ireland. However, immediately after the accident class 1 detonators were banned from use by the Company. Blasting at Galmoy continued within seven days after the accident using non -electric initiation.

Zinc grades were lower during the second quarter of this year compared to the second quarter of last year and the first quarter of 2006. The grades of the ore vary over time due to the mining sequence.

The improvement project in the mill is continuing and it has been decided to proceed with an expansion of the lead circuit with an additional flotation cell being ordered. With an increased flotation volume in the lead circuit the mill will be able to increase recovery of lead and at the same time increase zinc recovery by reducing the amount of zinc going into the lead concentrate. The present layout of the lead circuit is too small to adequately handle the metal flow. Operational results from the expansion of the lead circuit are expected during the fourth quarter of this year.

Most of the finalized technical projects in the mill have so far been related to improving the basic mechanical conditions. A major overhaul to the SAG mill was also performed during a one week shut down in June. As a result of the mechanical projects in the mill the number of unplanned stops is expected to gradually decrease which will increase the stability of the process in the future.

Recoveries were 80% for zinc and 62% for lead during the second quarter of this year which is lower compared to the first quarter of this year and full year 2005. The metallurgical performance in the mill varies between the different ore bodies at Galmoy and analysis is ongoing in trying to understand these differences. The production of zinc metal was significantly lower than the first quarter of this year and the second quarter of 2005 mainly due to the blasting accident and the one week stop in the mill in June.

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Quarterly cash production costs at Galmoy increased to 97 cents per pound due to low production and increased smelter treatment charges. The increased charges are due to the price participation element of the smelter treatment charges.

The Ozernoe project in Russia

Lundin Mining is currently providing technical assistance to East Siberian Metals, as part of the agreed technical due diligence, whilst they carry out a 17 twin-hole programme for approximately 4,000 metres of diamond core drilling. By end of the second quarter, 510 metres of this programme had been successfully completed with excellent core recovery. Initial results suggest that the massive sulphides are present and do visually contain significant zinc and lead sulphide minerals. An on-site portable X-Ray Fluorescence ("XRF") analyzer will provide initial verification checks on metal contents, including zinc, lead and silver, while more accurate assays are awaited from local labs. A representative set of duplicate samples will also be sent to an internationally recognized lab for check assaying. A strict sample protocol, including quality control samples and chain of custody, has been established.

Detailed sampling and collection of geotechnical and density information will be integrated with the analytical results as part of Lundin Mining's due diligence study. A data capture and review programme is running in tandem with the verification drill programme in which historic paper drill logs, maps, sections and reports are being scanned and, where necessary, translated for integration into an updated block model. Data due diligence work indicates that there are no significant data omissions in the available data set and that the original information was collected in an extremely thorough and methodical manner.

Over several decades the Russian state carried out extensive regional exploration which resulted in the discovery of other world -class deposits within the 'Kourbino - Yeravninskaya Tectono-Metallogenic Zone', such as the enormous Kholodnenskoye zinc-lead-silver deposit. Kholodninskoye has a Soviet-era historic resource (non-compliant with either NI43-101 or JORC-code requirements) of 519 million tonnes grading 4.3% zinc, 0.65% lead and 28 g/t silver.

Exploration in Sweden

The Copperstone Project and the Eva Discovery

The Copperstone project is located in the Skellefte mining district of northern Sweden, about 20 km northeast of the Storliden mine. Exploration drilling and geophysical surveying continued in the second quarter. Widely spaced drilling of a coincident magnetics-electromagnetics anomaly to the south of a major fault from the Eva Discovery massive sulphide deposit has delineated a southeast-trending new zone of sulphide mineralization over 400 metres in length. So far only relatively thin massive sulphide intercepts have been intercepted with sub -economic grades; e.g., 3.25 metres grading 2.08% zinc, 29.4 g/t silver, 0.45 g/t gold. The zone is, however, open along strike to the southeast where additional drilling is planned.

A completely new centre of copper -rich sulphide mineralization was also discovered in the second quarter, located 5.5 km to the northwest of the Eva Discovery zone, as reported in the news release as of June 21, 2006. The Lill-Sandberget target was initially identified by airborne geophysics and defined by follow-up ground geophysics including transient electromagnetics ("TEM") surveying. The discovery drill hole intercepted 2.1% Cu over 3 metres along a downhole depth of 66.85 to 69.85 metres . Additional drilling is planned for the third quarter.

The Eva Discovery

Additional metallurgical testing is planned and the application process to obtain an exploitation permit has been initiated. A downhole TEM geophysical survey has identified a discrete conductor anomaly to the east of the thick, southeastern edge of the Eva massive sulphide deposit underneath conductive sedimentary cover rocks. Additional drilling, including testing of this anomaly, and downhole electromagnetics surveying in the vicinity of the deposit is planned for the second half of 2006.

10 (26)

Near-mine exploration at Storliden

Exploration drilling adjacent to the Company's Storliden mine continued in the second quarter. No significant new sulphide mineralization has yet been discovered as a result of this near-mine exploration programme that is attempting to extend the mine life of Storliden. A final programme of four drill holes is testing for a structural repetition of ore beneath the currently defined resource. The first hole was drilled along the contact between West and Central zones but encountered no significant mineralization at depth. The second hole is in progress.

The Norrbotten Project

The Norrbotten copper-gold project is located in the Norrbotten mining district of northern Sweden and consists of both 100% Lundin Mining licenses and licenses that form a joint venture partnership between Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Ltd. ("Rio") that are currently subject to an earn-in type option agreement with Lundin Mining. The properties cover and include the iron oxide copper -gold mineralization discovered by Anglo and Rio at Rakkurijärvi. Exploration has focused on enlarging the Rakkurijärvi discovery zone.

No field work was carried out in the second quarter. A comprehensive review of the Norrbotten project was, however, completed. While the programme up to this stage has been successful in discovering additional copper-gold mineralization at the main Rakkurijärvi target in addition to the Pahtovare target, the results have not met objectives nor does the project strategically fit the company's greater emphasis on zinc exploration. It was therefore decided to limit further involvement in this project so that financial and human resources can be better utilized on higher priority projects. A proposal was made to Anglo to extend the length of the earn-in period and allow a new partner to be brought in to finish off the earn-in requirements. Anglo has responded positively to this proposal although the defined terms are yet to be agreed upon. During the second half of 2006, it is intended to renegotiate the option agreement and select an appropriate junior company as a new earn-in partner, in time for the next winter drilling season in Norrbotten.

The Lappvattnet Nickel Project

A non -binding letter of intent was signed with Blackstone Ventures Corp. (BLV:TSX) for an earn-in type option agreement to explore the sulphide nickel properties that Lundin Mining controls in the Skellefte district of northern Sweden, including the Lappvattnet property. By December 2009 Blackstone is required to spend a minimum $5 million, drill at least 18,000 metres and issue to Lundin Mining 3 million units of its capital stock (each unit comprising one common share and a two-thirds common share purchase warrant) to earn a 100% interest in these properties. Lundin Mining retains a 49% back-in right on these nickel properties and a 100% repurchase option on any non -nickel discovery. The reader is referred to the website of Blackstone Ventures Corp. at www.blv.ca for additional information. It is planned that Blackstone will commence an aggressive exploration programme upon signing of the definitive agreement. Blackstone is also actively exploring for nickel in Norway under option from a subsidiary company of Falconbridge.

Zinkgruvan-Bergslagen Exploration

In the second quarter, additional deep exploration drilling in the Dalby target area to the immediate northwest of the Zinkgruvan mine has resulted in a second resource grade drill hole intercept of 8 metres (true width) grading 12.7% zinc, 6.8% lead and 130 g/t silver. The intercept is located 450 metres to the northwest of another recent drill intercept of 6.1 metres (true width) grading 14.3% zinc, 4.8% lead and 110 g/t silver as reported in the news release as of June 21, 2006. This latest resource grade intercept is located 550 metres from the nearest defined mine resource, at a depth of 1 ,050 metres.

Two brownfields target areas, Marketorp and Meltorp, are currently being drilled. Marketorp is located 40 km east of Zinkgruvan and hosts the Lövfallsgruvan deposit (170,000 tonnes grading 11.5% zinc and 3.5% lead ). Meltorp is located 12 km east-southeast of Zinkgruvan and hosts zinc showings within the equivalent of Zinkgruvan ore stratigraphy. Only alteration and minor sulphides, however, have so far been intersected. A geophysical survey (IP and magnetics) at another brownfields target, Hulutorp, located 6 km south of Zinkgruvan, has resulted in additional drill targets. A high -grade zinc-mineralised boulder has been found by prospecting, situated at the edge of a coincident magnetics-IP anomaly at Hulutorp. Drilling of Zinkgruvan brownfields targets will continue in the third quarter. Systematic field geology and prospecting is also being carried out on the recently acquired properties located north of Zinkgruvan. The Frukostmossen, Ställdallen and Viker properties are ready for drilling which will be carried out upon completion of the Zinkgruvan brownfields drilling. An airborne gravimetric and magnectics survey, planned for the third quarter, has been postponed until 2007 because of the inability of the contractor to supply a unit this year.

11 (26)

Exploration in Ireland

Near-mine Exploration at Galmoy

A total of 5,576 metres in 36 holes were drilled in the Galmoy area in the second quarter of 2006, including 24 holes, totalling 2 ,702 metres, that were drilled within Mine Licence, most of which intersected resource grade zinc-lead mineralization. The extent of the recently discovered CW Southeast Zone has now been delineated; a resource estimate is currently being calculated. Drilling in the third quarter will continue in the Mine Licence area to the southwest of the CW South Zone and in the near vicinity of the mine to the west of the G West Zone. Both are previously untested areas.

A t the Rapla South target area, located approximately 5 km to the northeast of the mine, three holes were drilled in the second quarter, totalling 1,498 metres. These three holes are in addition to the initial discovery drillhole reported by the company on April 10, 2006. Two of the three holes effectively delineated the major fault believed to be the source of the mineralizing fluids and the third hole intersected a significant accumulation of sulphide mineralization at the target horizon adjacent to this fault, grading 3.80% zinc, 2.56% lead and 16.88 g/t silver over 3.66 metres from 568.90 metres depth. The fault itself also contained stringer type zinc and lead sulphide veins further indicating proximity to a new mineralizing centre.

Keel Property

The Keel property is located in Longford county Ireland. Three drillholes, totalling 504 metres, have been completed and one deep hole aimed at testing both the base of the Waulsortian limestone (host to Keel, Galmoy and Lisheeen deposits) and the Navan Pale Beds (host to Tara mine) is underway. In addition a strong IP geophysical anomaly was identified in the vicinity of a zinc-in-soil geochemical anomaly. Drill-testing of this anomaly is planned. Historic drill data compilation of the defined Keel deposit also continued in the second quarter, from which data brownfields drill targets will be defined and tested later this year.

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Metal prices and treatment charges

Compared to the first quarter of this year and the second quarter of last year, the price of zinc has increased considerably. The reduction in inventory levels of zinc on the London Metal Exchange ("LME") seen during 2005 and the first quarter of 2006 has continued during the second quarter 2006. Currently the LME zinc inventory is approximately 190,000 tonnes compared to 610,000 tonnes as of June 30, 2005. The price of zinc is currently trading around 3,400US$/tonne (1.55 US$/pound). The price of copper has followed the same pattern as zinc and increased significantly compared to 2005. Lead has also increased but not to the same extent as zinc and copper. Lead is currently trading around 1,180 US$/tonne (0.53 US$/pound) and copper is trading around 7,900 US$/tonne (3.60 US$/pound)

		Second	Second		Six	Six		Year
		quarter	quarter	Change	months	months	Change	ended
(Average)		2006	2005	%	2006	200 5%		2005

Zinc	US$/pound	1.49	0.58	+159	1.26	0.59	+114	0.63
	US$/tonne	3,292	1,273	+159	2,767	1,295	+114	1,381

Lead	US$/pound	0.50	0.45	+11	0.53	0.45	+19	0.44
	US$/tonne	1,100	987	+11	1,171	983	+19	976

Copper	US$/pound	3.27	1.54	+112	2.76	1.51	+83	1.67
	US$/tonne	7,211	3,389	+112	6,075	3,328	+83	3,678

Silver	US$/oz	12.29	7.15	+72	10.99	7.06	+56	7.31

The base treatment charges ("TC") for zinc has continued downwards based on a deficit of concentrate and the Company believes the TC for zinc will remain at historically low levels over the next couple of years. It should be noted that the smelters benefit from higher zinc prices due to the price participation mechanism in the agreements between the mines and the smelters.

Outlook

The outlook for metal prices for 2006 is, in general , very positive. The growth in demand, especially from Asia, is expected to continue and this is not expected to be met by a similar increase in production. Accordingly, the Company expects that the price for zinc, copper and lead will remain strong during 2006 and into 2007.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the silver sale transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 cash per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred in the balance sheet and is realized in the income statement when the actual deliveries of silver occur.

	Second	Second		Six	Six		Year
Currencies	quarter	quarter	Change	months	months	Change	ended
(Average)	2006	2005	%	2006	2005	%	2005
SEK per US$	7.40	7.31	+1	7.59	7.12	+7	7.47
SEK per CA$	6.59	5.88	+12	6.66	5.76	+16	6.17
CA$ per US$	1.12	1.24	-10	1.14	1.24	-8	1.21
US$ per Euro	1.26	1.26	+-0	1.23	1.29	-5	1.25

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Liquidity and capital resources

Working Capital, including cash and short term financial debt

As at June 30, 2006, the Company had working capital of $126.5 million compared to working capital of $91.5 million as at March 31, 2006 and $63.8 million as at December 31, 2005 . Cash was $131.5 million as at June 30, 2006 compared to $89.3 million as at March 31, 2006 and $74.4 million as at December 31, 2005. The change in the working capital is primarily due to the positive cash flow generation from the operations. Higher metal prices have also increased the accounts receivable which in turn increases the working capital.

Accounts receivable

Accounts receivable increased to $47.6 million as at June 30, 2006 compared to $32.3 million as at March 31, 200 6 and $20.2 million as at December 31, 2005. Continued higher metal prices have gradually increased the accounts receivables at the operations.

Current liabilities

Current liabilities increased to $62.4 million as at June 30, 2006 compared to $40.0 million as at March 31, 2006 and $41.8 million as at December 31, 2005. During the quarter the Company has recorded short-term income tax liabilities of $15.2 million due to the taxable income during the quarter.

Long-term liabilities and provisions

Long-term liabilities and provisions have increased during 2006 compared to December 31, 2005. The main reason for the change is the conversion of Swedish currency to USD. The strengthening Swedish currency during 2006 has increased the long-term liabilities when the Swedish amounts are expressed in USD.

Currency hedging and hedging of metal prices

The Company had no outstanding currency hedging contracts as of June 30, 2006. As of the same date, Lundin Mining had entered into the following metal hedging contracts. Approximately 35% of the remaining expected payable copper production for 2006 has been hedged. The corresponding amount for lead is approximately 50% for 2006. In July the Company entered into lead hedging contracts for 2007 and approximately 15% of the expected payable production has been hedged . The Company has no outstanding zinc hedging contracts.

Hedges 2006		Q3-2006	Q4-2006	Total
				volume
				2006
Copper	Volume
	(tonnes)	800	625	1,425

Forward sales	US$/pound	1.74	1.74
	US$/tonne	3,825	3,825

Lead	Volume
	(tonnes)	6,000	6,000	12,000

Bought Put	US$/pound	0.43	0.43
Options	US$/tonne	950	950

Sold Call	US$/pound	0.53	0.53
Options	US$/tonne	1,170	1,170

14 (26)

Hedges 2007		Q1-2007	Q2-2007	Q3-2007	Q4-2007	Total
						volume
						2007
Lead	Volume
	(tonnes)	1,800	1,800	1,800	1,800	7,200

Bought Put	US$/pound	0.47	0.47	0.47	0.47
Options	US$/tonne	1,025	1,025	1,025	1,025

Sold Call	US$/pound	0.54	0.54	0.54	0.54
Options	US$/tonne	1,200	1,200	1,200	1,200

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $4.7 million as of June 30, 2006.

Major contractual obligations

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton, with a delivery guarantee of a minimum of 40 million ounces of silver over a 25-year period. If at the end of the 25-year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company's subsidiary, NAN, is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit, NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

During 2006, a major Swedish bank has issued a bank guarantee of SEK 65 million (approx. $8.4 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 5 of the consolidated interim financial statements.

Outstanding share data

As at August 10, 2006, the Company had 40,861,331 common shares outstanding and 570,000 share options outstanding under its stock-based incentive plans.

Risks

The Company's properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company's risk factors are more fully described in the Company's Annual Information Form.

15 (26)

Cautionary note regarding forward-looking statements

Certain statements contained in the foregoing Management's Comments and elsewhere constitute forward-looking statements. Such forward -looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

Non-GAAP Performance Measures

Zinc Cash Production Cost (US$/pound) is a key performance measure that management uses to monitor performance. Management uses these statistics to assess how well the Company's producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table presents the calculation of Zinc Cash Production Costs (US$/pound) for each of the Company's operation for the periods indicated.

Reconciliation of unit cash costs of zinc to consolidated statements of operations

Thousands of US dollars, except zinc cash production cost per pound

	Three Months Ended			Six Months Ended
	30 June, 2006			30 June, 2006

	Zinkgruvan	Storliden	Galmoy	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	12,014	13,289	13,173	22,425	25,961	25,975
Treatment charges for zinc	23,801	5,273	11,947	37,272	10,043	23,564
Bi-product credits	(8,640)	(14,427)	(2,274)	(19,213)	(28,248)	(6,062)
Other items effecting cash production costs	(2,086)	(7,494)	19	(3,417)	(14,537)	(478)
Total	25,089	(3,359)	22,865	37,067	(6,781)	42,999

Zinc metal payable (tonnes)	19,403	4,809	10,662	34,672	11,797	25,212
Zinc metal payable (000's pounds)	42,764	10,600	23,499	76,416	26,000	55,567
Zinc cash production cost per pound *	0.59	(0.32)	0.97	0.49	(0.26)	0.77

* of which treatment charges for zinc	0.56	0.50	0.51	0.49	0.39	0.42

16 (26)

Lundin Mining Corporation
INTERIM CONSOLIDATED BALANCE SHEETS

		(Unaudited)	(Unaudited)	(Audited)
		As at June 30,	As at June 30,	As at December 31,
Thousands of US dollars	Notes	2006	2005	2005
ASSETS
Current assets
Cash		$131,482	$41,798	$74,409
Accounts receivable		47,575	13,184	20,231
Investments	3	-	19,553	-
Inventories		8,523	10,528	9,609
Prepaid expenses		1,311	1,018	1,340
		188,891	86,081	105,589
Fixed assets
Long term receivables		7,113	5,053	5,121
Investments		17,565	-	3,349
Properties, plant and equipment		289,058	306,346	288,217
Future income tax assets		3,190	4,729	2,753
Deferred financing costs		1,905	2,537	1,785
		318,831	318,665	301,225
		$507,722	$404,746	$406,814

LIABILITIES
Current liabilities
Accounts payable		$7,593	$11,226	$10,453
Accrued expenses		15,951	14,341	7,723
Other accrued liabilities		12,607	3,958	7,646
Income taxes payable		23,523	5,555	13,434
Current portion of deferred revenue		2,747	3,379	2,509
Short-term credit facility		-	23,018	-
		62,421	61,477	41,765
Long-term liabilities
Capital lease obligation		1,139	-	1,547

Provisions
Deferred revenue	3	59,394	57,376	55,667
Provisions for pension		14,171	11,284	12,111
Asset retirement obligations and other provisions		17,357	17,186	16,093
Future income tax liabilities		36,040	34,146	34,488
		126,962	119,992	118,359

NON-CONTROLLING INTEREST		-	479	627

SHAREHOLDERS´EQUITY
Share capital	4	244,109	242,443	243,305
Contributed surplus		1,660	1,335	1,357
Retained earnings		83,875	1,395	25,253
Cumulative translation adjustments		(12,444)	(22,375)	(25,399)
		317,200	222,798	244,516
		$507,722	$404,746	$406,814
See accompanying notes

Approved by the Board:

Lukas H. Lundin	William A. Rand

17 (26)

Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Three months	Three months	Six months	Six months	Twelve months
Thousands of US dollars	ended June 30,	ended June 30,	ended June 30,	ended June 30,	ended Dec 31,
(except per share amounts)	2006	2005	2006	2005	2005

Sales	$112,918	43,537	204,716	79,570	192,073
Cost of sales	(51,730)	(36,184)	(101,605)	(62,064)	(150,709)

Gross margin	61,188	7,353	103,111	17,506	41,364

Expenses
General exploration and project investigation	(2,083)	(1,565)	(3,652)	(3,166)	(7,146)
Selling, general and administration	(2,723)	(2,152)	(5,036)	(4,795)	(8,976)
Stock based compensation	(757)	(480)	(2,572)	(480)	(1,887)
	(5,563)	(4,197)	(11,260)	(8,441)	(18,009)
Other income/expenses
Interest and other income	1,183	81	1,627	484	1,465
Interest and bank charges	(9)	(69)	(150)	(74)	(511)
Foreign exchange gains/(losses)	(1,725)	1,223	(2,802)	1,020	4,041
Loss on copper and lead contracts	(3,924)	-	(9,901)	-	(2,095)
	(4,475)	1,235	(11,226)	1,430	2,900

Income before undernoted	51,150	4,391	80,625	10,495	26,255

Gain on sale of investments	-	-	-	-	17,810

Income before income taxes
and non-controlling interest	51,150	4,391	80,625	10,495	44,065

Income taxes	(13,989)	(1,183)	(21,830)	(3,721)	(13,291)
Non-controlling interest	-	(38)	(173)	(669)	(811)

Net income for the period	$37,161	3,170	58,622	6,105	29,963

Retained earnings (deficit) beginning of period	46,714	(1,775)	25,253	(4,710)	(4,710)
Net income	37,161	3,170	58,622	6,105	29,963
Retained earnings end of period	$83,875	1,395	83,875	1,395	25,253

Basic earnings per share	$0.91	0.08	1.44	0.17	0.78

Diluted earnings per share	$0.90	0.08	1.43	0.17	0.78

Basic weighted average number of shares outstanding	40,740,712	38,991,799	40,717,272	36,352,245	38,416,486

Diluted weighted average number of shares outstanding	41,160,672	39,210,820	41,094,334	36,562,270	38,658,521

See accompanying notes

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY
(Unaudited)
				Cumulative
		Contributed	Retained	translation
Thousands of US dollars	Share capital	surplus	earnings	adjustments	Total

As at December 31, 2004	$170,278	855	(4,710)	(75)	166,348

New share issues	14,727				14,727
Translation adjustments				(3,127)	(3,127)
Net income for the period			2,935		2,935

As at March 31, 2005	$185,005	855	(1,775)	(3,202)	180,883

New share issues	56,347				56,347
Exercise of stock options	8				8
Stock based compensation		480			480
Translation adjustments	1,083			(19,173)	(18,090)
Net income for the period			3,170		3,170

As at June 30, 2005	$242,443	1,335	1,395	(22,375)	222,798

Exercise of stock options	353				353
Stock based compensation		217			217
Translation adjustments				(1,268)	(1,268)
Net income for the period			9,637		9,637

As at September 30, 2005	$242,796	1,552	11,032	(23,643)	231,737

Exercise of stock options	1,004				1,004
Stock based compensation		393			393
Transfer of contributed surplus
on exercise of stock options	588	(588)			-
Translation adjustments	(1,083)			(1,756)	(2,839)
Net income for the period			14,221		14,221

As at December 31, 2005	$243,305	1,357	25,253	(25,399)	244,516

Stock based compensation		243			243
Translation adjustments				2,289	2,289
Net income for the period			21,461		21,461

As at March 31, 2006	$243,305	1,600	46,714	(23,110)	268,509

Stock based compensation		203			203
Exercise of stock options	661				661
Transfer of contributed surplus
on exercise of stock options	143	(143)			-
Translation adjustment for the period				10,666	10,666
Net income for the period			37,161		37,161

As at June 30, 2006	$244,109	1,660	83,875	(12,444)	317,200

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Three months	Three months	Six months	Six months	Twelve months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,	ended Dec 31,
Thousands of US dollars	2006	2005	2006	2005	2005
Cash flow from operating activities
Net income for the period	$37,161	$3,170	$58,622	$6,105	$29,963
Add/(deduct non-cash items
Amortization of deferred revenue	(656)	(614)	(1,438)	(1,228)	(3,083)
Depreciation and amortization	13,226	13,309	27,263	22,355	51,999
Stock based compensation	203	456	446	456	1,090
Gain on asset dispositions	-	-	82	-	(17,810)
Future income taxes	(1,114)	1,183	(294)	3,721	(769)
Provisions for pensions and other	673	710	892	(288)	902
Net changes in non-cash working capital items	4,922	(1,456)	(8,454)	(6,815)	4,373
Total cash-flow from operating activities	54,415	16,758	77,119	24,306	66,665

Cash flow from (used in) financing activities
Common shares issued	661	-	661	-	1,365
Repayment of debt	(73)	(17,496)	(73)	(17,496)	(40,514)
Proceeds from loan facility	-	23,018	-	23,018	23,018
Total cash-flow from (used in) financing activities	588	5,522	588	5,522	(16,131)

Cash flow used in investing activities
Acquisition of subsidiaries, net of cash acquired	-	(65,942)	-	(65,942)	(70,849)
Mining properties and related expenditures	(8,283)	(2,632)	(13,159)	(5,060)	(17,957)
Securities held as investments	(10,511)	-	(15,120)	-	(4,294)
Proceeds on asset dispositions	132	-	132	-	37,080
Total cash-flow used in investing activities	(18,662)	(68,574)	(28,147)	(71,002)	(56,020)

Impact of foreign exchange on cash balances	5,826	(2,430)	7,513	(3,708)	(6,785)

Increase/(decrease) in cash	42,167	(48,724)	57,073	(44,882)	(12,271)

Cash, beginning of period	89,315	90,522	74,409	86,680	86,680

Cash, end of period	$131,482	$41,798	$131,482	$41,798	$74,409

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Common shares issued for acquisition of NAN/Arcon	$-	$57,430	$-	$72,165	$71,074
Equipment acquired through capital lease	-	-	-	-	1,547
	$-	$57,430	$-	$72,165	$72,621

OTHER SUPPLEMENTARY INFORMATION
Interest paid	$-	$64	$11	$79	$417
Taxes paid	$108	$-	$13,333	$-	$3,219

See accompanying notes

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Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2006 and 2005
(Unaudited )
(In United States dollars)

1.     Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2005.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2005 annual audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.     Acquisitions

(a)    North Atlantic Natural Resources AB

On December 30, 2004 the Company acquired all of Boliden Mineral AB's ("Boliden's") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden 's NAN shares amounts to 2,176,800 newly issued Lundin Mining shares, representing 6.5% of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price on the Toronto Stock Exchange for Lundin Mining's shares of CAD $10.40 (SEK 56.32), the total consideration for all of Boliden's NAN shares was CAD $22,638,720 (approximately $18.4 million).

Prior to the acquisition of Boliden 's NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee's (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration of the 23.6% the Company issued an additional 1,383,321 common shares at a price of CAD$13.25 (US$10.65) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

As of June 30, 2006 Lundin Mining controls 31,240,710 shares in NAN which equal s 100% of the outstanding shares. The remaining 2 .4% of the shares were obtained through the Swedish corporate procedures for compulsory purchase during the second quarter 2006. In order to achieve ownership of these shares Lundin Mining has provided the trustee in the arbitration proceedings with a bank guarantee in the amount of $2.0 million. The final purchase price has not yet been decided by the arbitration tribunal but Lundin Mining has requested the arbitration tribunal to set the price per share to SEK 13.10 ($1.80). A final decision by the arbitration tribunal is expected before the end of 2006.

The acquisition of the outstanding shares has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

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Purchase price:
Consideration paid with new shares	$33,420,000
Consideration paid in cash	2,071,000
Acquisition expenses paid in cash	2,419,000
$37,910 ,000
Net assets acquired:
Cash	$5,195,000
Other working capital, net	2,822,000
Mining properties	44,204 ,000
Property, plant and equipment	198,000
Future income tax liabilities	(6,778,000)
Other provisions	(300,000)
$45,341 ,000
Less:
Carrying value of prior investment in NAN	(7,431,000)
$37,910 ,000

(b)    ARCON International Resources Plc

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON shares.

The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million. As consideration for the share component, the Company issued an additional 5,621,239 common shares at a price of CAD$12.53 (US$10.02) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005. The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Property, plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$126,971,000

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3.     Agreement with Silver Wheaton Corporation

On December 8, 2004 the Company entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD60.6 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.8 million, plus a per ounce payment at a price equal to the lesser of (a) $3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

During 2005 Zinkgruvan sold all of the shares and warrants in Silver Wheaton for net proceeds of approximately $37.1 million and a profit before tax of approximately $17.8 million.

The Company has agreed to deliver all silver produced from Zinkgruvan over the life of mine with a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

The upfront cash payment of $50 million and the aggregate fair value of the shares and warrants of $22.8 million have been deferred in the balance sheet and are realized in the income statement when the actual deliveries of silver occur. The deferred per ounce amount which is realized in the income statement is based on deliveries of 40 million ounces and equals approximately $1.65 per ounce of silver delivered. Total revenue from silver currently equals approximately $5.55 per ounce, including $3.90 per ounce which is invoiced to Silver Wheaton upon delivery of silver.

4.     Share capital

The authorized and issued share capital is as follows:

(a)     Authorized:

Unlimited number of common shares with no par value and one special share with no par value.

Shares issued and outstanding

	Number of	Amount
	shares	(US $'000)
Balance, December 31, 2004	33,419,271	170,278
Shares issued to acquire shares in NAN	1,383,321	14,727
Balance, March 31, 2005	34,802,592	185,005
Shares issued to acquire shares in ARCON	5,621,239	57,430
Exercise of options	2,000	8
Balance, June 30, 2005	40,425,831	242,443
Exercise of options	53,000	353
Balance, September 30, 2005	40,478,831	242,796
Exercise of options	215,000	1,004
Transfer of contributed surplus on exercise of stock options	-	588
Translation adjustment	-	(1,083)
Balance, December 31, 2005	40,693,831	243,305
Balance, March 31, 2006	40,693,831	243,305
Exercise of options	67,500	661
Transfer of contributed surplus on exercise of stock options	-	143
Balance, June 30, 2006	40,761,331	244,109

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(b)     Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

		Weighted-Average
	Number of	Exercise Price
Options	Shares	(CAD $)
Outstanding at December 31, 2005	667,500	$11.29
Granted in 2006	70,000	$25.83
Exercised in 2006	(67,500)	$11.20
Outstanding at June 30, 2006	670,000	$15.07

Expiry dates
July 8, 2006	100,000
April 12, 2007	250,000
August 8, 2007	85,000
November 8, 2007	165,000
February 13, 2008	45,000
April 9, 2008	25,000
Total	670,000

5.     Related party transactions

During the three months ended June 30, 2006, and June 30, 2005 charges from a company owned by the Chairman of the Company for management and administrative services were $45,000 and $45,000 respectively. For the six months period ended June 30, 2006 and June 30, 2005 the corresponding amounts were $90,000 and $84,400.

6.     Guarantees

During 2006, a major Swedish bank has issued a bank guarantee of SEK 65 million (approx. $8.4 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

7.     Segmented Information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden and in Ireland. Geographic segmented information is as follows:

	Three months ended		Six months ended
In thousands of United	June 30,	June 30,	June 30,	June 30,
States dollars	2006	2005	2006	2005
Sales
Sweden	90,250	33,060	156,639	69,093
Ireland	20,668	10,477	48,077	10,477
	112,918	43,537	204,716	79,570

Total assets
Sweden	332,621	236,759	332,621	236,759
Ireland	152,351	158,520	152,351	158,520
Canada	22,750	9,467	22,750	9,467
	507,722	404,746	507,722	404,746

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Supplementary information (unaudited)

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") / International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2005, as a result of the acquisitions of NAN and ARCON, in the amount of $2.1 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company's assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values.

According to Canadian GAAP, the investments the Company holds in other companies should be valued at the lower of cost or fair market value. However, according to IAS 39, these investments would be recorded at fair market value. The fair market value, as at June 30 2006, was $20.3 million, which exceed ed the carried cost value by $ 2.7 million.

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OTHER SUPPLEMENTARY INFORMATION

1.	List of directors and officers at June 30, 2006:
(a) Directors:
Adolf H. Lundin
Brian D. Edgar
Edward F. Posey
John H. Craig
Karl-Axel Waplan
Lukas H. Lundin, Chairman
Pierre Besuchet
William A. Rand
Tony O'Reilly Jnr

(b) Officers:
Lukas H. Lundin, Chairman
Karl-Axel Waplan, President and Chief Executive Officer
Anders Haker, Chief Financial Officer
Kjell Larsson, Vice President Mining
Neil O'Brien, Vice President Exploration
Manfred Lindvall, Vice President Environment, Health and Safety
Kevin Hisko, Corporate Secretary

2.	Financial information
The report for the third quarter 2006 will be published on October 26, 2006.

3.	Other information
Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 7842
Fax: +1 604 689 4250

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com.

The corporate number of the Company is 306723-8.

For further information, please contact:
Karl-Axel Waplan, President and CEO: +46-705-10 42 39, ka.waplan@lundinmining.com
Anders Haker, CFO: +46-708-10 85 59, anders.haker@lundinmining.com
Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63, catarina.ihre@lundinmining.com
Sophia Shane, Investor Relations North America: 604-689-7842, sophias@namdo.com

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